

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2006
WASH. D.C. 209



06004960

SEC FILE NUMBER
8-51801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-05__ AND ENDING __12-31-05__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  CAMBRIDGE GROUP INVESTMENTS LTD.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

  4630 S HAGADORN ROAD   SUITE 520
                            (No. and Street)

EAST LANSING	MICHIGAN	48823
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  TOM BLASEN   (517) 333-3220
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER, COSTERISAN & ELLIS, P.C.
                            (Name – if individual, state last, first, middle name)

544 CHERBOURG DRIVE	SUITE 200	LANSING	MICHIGAN 48917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1A

CAMBRIDGE GROUP INVESTMENTS, LTD.

REPORT ON FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

OATH OR AFFIRMATION

I, ___TOM BLASEN___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CAMBRIDGE GROUP INVESTMENTS, LTD.___ , as of ___DECEMBER 31___ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___PRESIDENT___
Title

_____
Notary Public

AMY S. COOK
Notary Public, Clinton County, MI
Acting in Ingham County, Michigan
My Comm. Expires Jan. 10, 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1B



Maner,
Costerisan
& Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors   February 3, 2006
Cambridge Group Investments, Ltd.
East Lansing, Michigan

We have audited the accompanying statements of financial condition of Cambridge Group Investments, Ltd. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Group Investments, Ltd. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maner, Costerisan / Ellis, P. C.

2

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 94,891	$ 542,478
Commissions receivable	195,895	193,828
Accounts receivable - less allowance for doubtful accounts $25,644 at December 31, 2004		25,645
Marketable securities, at market value	80,914	24,460
Prepaid expenses	38,250	68,800
Deposit with clearing broker	100,000	100,000
Deferred tax asset	242,000	153,000
Furniture and equipment, less accumulated depreciation	50,683	75,814
TOTAL ASSETS	$ 802,633	$ 1,184,025

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

	2005	2004
Liabilities:		
Accounts payable	$ 36,872	$ 31,607
Accrued payroll	39,082	89,244
Accrued single business taxes		10,360
Total liabilities	75,954	131,211
Stockholder's equity:		
Common stock, $5 par value per share, authorized 60,000 shares, issued and outstanding 1,000 shares	5,000	5,000
Additional paid-in capital	1,533,948	1,583,948
Deficit	(812,269)	(536,134)
Total stockholder's equity	726,679	1,052,814
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 802,633	$ 1,184,025

See notes to financial statements.

3

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commission income, net of rebates	$ 2,687,617	$ 2,791,362
Profit (loss) on trades	335,245	1,375,254
Lease income		40,866
Investment income (loss)	82,442	(3,061)
Total revenues	3,105,304	4,204,421
EXPENSES:		
Compensation and benefits	2,281,302	2,932,268
Office expenses	286,650	331,955
Rent expense	213,775	154,075
Travel and entertainment	68,062	60,864
Advertising	21,491	70,885
Insurance	8,265	10,474
Professional fees and compliance expenses	127,810	139,011
Communications	216,361	181,882
Equipment rental	48,035	48,963
Clearance fees	173,558	143,986
Depreciation and amortization	25,130	30,457
Total expenses	3,470,439	4,104,820
Income (loss) before provision for income taxes	(365,135)	99,601
PROVISION FOR INCOME TAX EXPENSE (BENEFIT)	(89,000)	32,000
NET INCOME (LOSS)	$ (276,135)	$ 67,601

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
STOCKHOLDER'S EQUITY, January 1, 2004	$ 5,000	$ 1,583,948	$ (603,735)	$ 985,213
Net income			67,601	67,601
STOCKHOLDER'S EQUITY, December 31, 2004	5,000	1,583,948	(536,134)	1,052,814
Distribution of additional paid-in capital		(50,000)		(50,000)
Net loss			(276,135)	(276,135)
STOCKHOLDER'S EQUITY, December 31, 2005	$ 5,000	$ 1,533,948	$ (812,269)	$ 726,679

See notes to financial statements.

5

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net income (loss)	$ (276,135)	$ 67,601
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	25,130	30,457
Unrealized (gain)\loss on investments	(56,453)	3,061
Commissions receivable	(2,067)	249,848
Accounts receivable	25,645	(25,645)
Prepaid expenses	30,550	(35,767)
Deferred tax asset	(89,000)	32,000
Accounts payable	5,265	11,797
Accrued expenses	(50,162)	(139,563)
Accrued taxes	(10,360)	(11,640)
Total adjustments	(121,452)	114,548
Net cash provided (used) by operating activities	(397,587)	182,149
Cash flow from investing activities:		
Purchase of furniture and equipment		(56,573)
Proceeds from sale of investments - net		131,328
Net cash provided by investing activities		74,755
Cash flow from financing activities:		
Return of Capital	(50,000)	
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(447,587)	256,904
CASH AND CASH EQUIVALENTS:		
Beginning of year	542,478	285,574
End of year	$ 94,891	$ 542,478

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Marketable securities - Marketable securities consists of bonds and equity securities which are held for trading purposes and are recorded at fair value with unrealized holdings gains and losses included in earnings. The fair value of the investments are determined using published market prices.

Furniture and equipment - Furniture and equipment are carried at cost. Depreciation is calculated using the straight line and accelerated methods over their estimated useful lives.

Commission's receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income from the clearing broker is recorded on a trade-by-trade basis and normally is settled within 30 days.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Advertising costs - Advertising costs are expensed as incurred.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Cambridge Group Investments, Ltd. is a wholly owned subsidiary of The Phoenix Group Ltd. (Parent). The Company is organized primarily for the purpose of entering into various trading strategies involving bonds. The company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company receives commission revenues for facilitating customer purchases of bonds. The Company markets primarily through the use of a web site licensed under the name Bondpage.com. All of the Company's commission revenue is received through the clearing broker.

The Company has entered into a "restrictive agreement" with the NASD, which provides that the Company must comply with the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and commissions receivable. The Company deposits its cash with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Credit risk with respect to commissions receivable exist because to the entire receivable is due from one source. However, based on prior collection history, management estimated no allowance for doubtful accounts is considered necessary.

Estimates - The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

A concentration exists due to all commission and trade income is received from one clearinghouse.

8

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

The following is a summary of marketable securities owned at December 31:

	2005	2004
Fixed income securities - taxable	$	$ 1,000
Equity securities	80,914	23,460
	$ 80,914	$ 24,460

Investment income (loss) consists of the following at December 31:

	2005	2004
Interest and dividends	$ 25,989	$ 20,604
Realized and unrealized gains and (losses) on trading securities	56,453	(23,665)
	$ 82,442	$ (3,061)

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31:

	2005	2004
Furniture and fixtures	$ 85,048	$ 85,048
Computer equipment and software	57,986	57,986
	143,034	143,034
Less accumulated depreciation	92,351	67,220
Net equipment	$ 50,683	$ 75,814
Depreciation expense	$ 25,130	$ 29,804

NOTE 5 - WEBSITE

Unamortized software development costs consists of the following at December 31:

	2005	2004
Website	$ 115,765	$ 115,765
Less accumulated amortization	115,765	115,765
	$	$
Amortization expense	$	$ 653

NOTE 6 - INCOME TAXES

Temporary differences in the timing of recognition of expenses for financial reporting and income tax purposes as of December 31 result in deferred taxes as follows:

	2005	2004
Deferred tax assets (liabilities) attributable to:		
Net operating loss carry forward	$ 241,000	$ 152,000
Accrued compensation	4,000	4,000
Unrealized loss on investments	6,000	6,000
Other - net	(9,000)	(9,000)
	$ 242,000	$ 153,000

Income tax expense differs from the statutory rate primarily due to the surtax exemptions, non deductible meals and entertainment expenses, and the change in the valuation allowance. The above differences between book and taxable income are anticipated to reverse at an estimated rate of 25%. There is no current tax expense for 2005 or 2004.

NOTE 6 - INCOME TAXES (Concluded)

The Company has net operating loss carryforwards available for income tax purposes as follows at December 31:

Incurred	Expiring	2005	2004
2000	2020	$ 186,305	$ 186,305
2001	2021	422,732	422,732
2005	2025	360,000	
		$ 969,037	$ 609,037

NOTE 7 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party, and as a result is subject to market risk if the market value of securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the aforementioned situations. The Company's policy is to monitor market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 8 - OPERATING LEASES

The Company leases office space, computer equipment and furniture under various noncancelable operating lease agreements. Office rent expense and equipment lease expense totaled $261,810 and $203,038 for the years ended December 31, 2005 and 2004, respectively.

Future minimum lease payments on these leases are as follows:

Year ending December 31,	
2006	$ 242,576
2007	240,080
2008	79,000
	$ 561,656

11

NOTE 9 - RETIREMENT PLANS

The Corporation maintains a qualified 401(k) retirement plan for substantially all full-time employees. The employer contribution for the participant is equal to 1% of the participant's compensation provided the participant contributes 5%. Pension expense for this plan was $10,744 in 2005 and $11,809 in 2004.

NOTE 10 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had regulatory net capital of $326,050 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the Company was .23 to 1. As of December 31, 2004, the Company had regulatory net capital of $708,803 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the Company was .19 to 1.

CAMBRIDGE GROUP INVESTMENTS, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL:

Total stockholder's equity			$ 726,679
Deduction and/or changes:			
Non-allowable assets:			
Employee Receivable	$	14,552	
Prepaid expenses		38,250	
Payroll advance		27,565	
Furniture and equipment		49,031	
Leasehold improvements		1,652	
Deferred tax asset - long term		242,000	
Other clearing		5,937	378,987
Net capital before haircuts on securities positions			347,692
Haircuts on securities			
Other securities		21,642	21,642
Net capital			$ 326,050

AGGREGATE INDEBTEDNESS:
Items included in statement of financial position

Accounts payable and accrued expenses	$ 75,954

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3 percent of $75,954 or $50,000 if greater)	$ 50,000
Excess net capital	$ 276,050
Ratio: Aggregate indebtedness to net capital	.23:1

Reconciliation with Company's computation (included in
Part IIA of Form X-17-A-5 as of December 31, 2005)

Net capital as reported on Company's Part IIA unaudited Focus	$ 357,665
Audit adjustments to record accounts payable and accrued expenses	(26,512)
Expense item previously capitalized and adjust depreciation expense	(5,103)
Net capital	$ 326,050


**Report on Internal Control Required by
SEC Rule 17a-5**

Board of Directors   February 3, 2006
Cambridge Investment Group
East Lansing, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Cambridge Investment Group (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

14

Board of Directors
Cambridge Investment Group
East Lansing, Michigan

February 3, 2006

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountants

15